Exhibit 21.1
List of Significant Subsidiaries

Name	State of Incorporation	Names under which it does Business
Hypotheca Capital, LLC (formerly known as The New York Mortgage Company, LLC)	New York	n/a
New York Mortgage Funding, LLC	Delaware	n/a
NYMT Loan Financing, LLC	Delaware	n/a
RB Commercial Mortgage LLC	Delaware	n/a
Residential Mortgage Aggregation Trust (formerly known as NYMT Loan Trust I)	Delaware	n/a
Constructive Loans, LLC	Delaware	n/a
Commercial Acquisitions, LLC	Delaware	n/a